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AMCAP Fund
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9455
Email vpc@capgroup.com

Vincent P. Corti
Secretary

April 22, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AMCAP Fund
File Nos. 811-01435 and 002-26516

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on April 17 to the fund’s Post-Effective Amendment No. 82 to the Registration Statement under the Securities Act of 1933 and Amendment No. 51 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing. Our responses to your comments are set forth below.

1.          Fees and expenses of the fund – page 2 of the fund’s prospectus.

Comment:  The heading “example” in the expense example table should be the same font size as the headings of the other tables in this section.

Response:   We have modified the font size of the heading to be consistent with the headings of the other tables in this section.

2.         Principal investment strategies – page 3 of the fund’s prospectus.

Comment: This section should describe only the fund’s principal investment strategy. Please modify the language as follows:

“The fund invests primarily in common stocks of issuers located in the U.S. with a record of above average long-term growth.”

Response:   The language in this section has been modified accordingly.

The changes described above will also be made to the fund’s retirement plan prospectus. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Tim McHale at (213) 615-0404.

Sincerely,

/s/ Vincent P. Corti

Vincent P. Corti
Secretary